                                                               Exhibit 99(a)(26)


                                                                  [RHI LOGO]

                                                                 PRESS RELEASE


                        RHI AG COMPLETES TENDER OFFER FOR
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

VIENNA, December 30, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced the successful completion of Heat Acquisition Corp.'s tender offer for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX).

Based on a preliminary count, 20,717,602 Global common shares (including 1,515,315 shares subject to guarantees of delivery), representing 92.3% of all outstanding Global common shares, were purchased by Heat Acquisition Corp. following the expiration of the offer today. The depositary will promptly commence delivery of payments to tendering shareholders.

Heat Acquisition Corp. will acquire the Global common shares not purchased in the tender offer through a cash merger to be completed as promptly as practicable. In the merger, the remaining Global common shares will be converted into the right to receive the $13.00 per share amount paid in the tender offer.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products: processing and recycling equipment.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: PETER.HOFMANN@RHI-AG.COM